September 11, 2006

Brad Jacoby
Chief Executive Officer and Chairman of the Board
Integrated Performance Systems, Inc.
901 Hensley Lane
Wylie, TX 75098

> **Re:** **Integrated Performance Systems, Inc.**
> **Schedule 14A**
> **Response letter filed August 25, 2006**
> **File No. 000-30794**

Dear Mr. Jacoby:

We have reviewed your response letter filed August 25, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Effects of the Restructuring

1. Please expand to disclose the increase in the number of shares that will be authorized and unissued after the merger and reverse stock split and to briefly discuss the extent to which existing shareholders could be diluted in the event that the registrant issues those shares in subsequent transactions.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc(via facsimile): Patrick Stark, Esq.